

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2024

Lee Bienstock
Chief Executive Officer
DocGo Inc.
35 West 35th Street, Floor 6
New York, New York 10001

> **Re: DocGo Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-39618**

Dear Lee Bienstock:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services